Exhibit 99.53

Change of Status Report
National Instrument 51-102 – Continuous Disclosure Obligations

To:	Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial and Consumer Affairs Authority
The Manitoba Securities Commission
Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Government of Newfoundland and Labrador
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities Northwest Territories
Office of the Yukon Superintendent of Securities
Nunavut Securities Office

Pursuant to Section 11.2 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), Collective Mining Ltd. (the “Company”) hereby advises that it has ceased to be a “venture issuer” as defined in NI 51-102 as a result of the Company’s common shares being listed on the Toronto Stock Exchange effective September 6, 2023.

DATED this 6th day of September, 2023.

COLLECTIVE MINING LTD.

By:	(signed) “Paul Begin”
Paul Begin
Chief Financial Officer